FILER:

COMPANY DATA:
COMPANY CONFORMED NAME:   BIB.NET CORPORATION
CENTRAL INDEX KEY:
STANDARD INDUSTRAIL CLASSIFICATION: INTERNET-INFORMATION
IRS NUMBER:     58-2493703
STATE OF INCORPORATION:   GA
FISCAL YEAR END:    1231
FILING VALUES:
FORM TYPE:     10SB12G/A
SEC ACT:
SEC FILE NUMBER:    0-27495
FILM NUMBER:    0-27495
BUSINESS ADDRESS:
STREET 1:     3390 Peachtree Rd.
       SUITE 900
CITY:      Atlanta
STATE:     GA
ZIP:      30305
BUSINESS PHONE:    7708140992
MAIL ADDRESS:
STREET 1:     3390 Peachtree Rd.
CITY:      Atlanta
STATE:     GA
ZIP:      30305

           FORM 10-SB12G/A

    GENERAL FORM FOR REGISTRATION OF SECURITIES
   OF SMALL BUSINESS ISSUERS
         UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

        bib.net Corporation
                (Name of Small Business Issuer in its Charter)

           GEORGIA                      [58-2493703]
(State or Other Jurisdiction of               (I.R.S. Employer Identification No.)
 Incorporation or Organization)

       3390 Peachtree Road
            Suite 900
      Atlanta, Georgia  30305
    (Address of Principal Executive Offices)

      (770) 814-0992
     (Issuer's Telephone Number)

   Securities to be registered under Section 12(g) of the Act:

     Common Stock $.001 par value
      (Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

The Company's filing of these documents is to disclose information about the Company in accordance with the Securities and Exchange Commission under the Act of 1933.

The Company was originally incorporated under the laws of the State of Florida on July 15, 1988 under the name of American Realty Management Services Corporation. From July, 1988 to March, 1997 the Registrant was in the business of real estate management. From March, 1997 to January, 1999 the Company was in a dormant state and had no significant operations. On January 12, 1999 the Registrant merged with bib.net Corporation, a closely held Georgia corporation, and June 15, 1999 the Registrant effected a merger which acted as a corporate migration that changed its state of organization from Florida to Georgia, and which changed the name of the Company to bib.net Corporation.

The Company's Web site address is www.bib.net and the executive headquarters and mailing address is in Duluth, Georgia, a suburb of Atlanta, and houses its business office at 3390 Peachtree Rd. Suite 900 Atlanta Ga., 30305. The Company is a Web-based media company that provides business and money content, technology, sports news and information. The Registrant employs "virtual reporters" to write news, commentary and editorials, which it distributes for free on its Web site and through traditional news wire agencies and other Web-based news sites for syndication. "Virtual Reporters" are the main source of news gatherers for the Company and their function is similar to that of traditional news reporters and work entirely outside the Company. Their reports are submitted via email to the news director for review. The news director decides what goes out on the site in terms of available news to the public.

The Company's target audience is anyone seeking business information including but not limited to executives, professionals, students, and business owners. The Registrant offers the public access to various business and financial-related products and services as added value and convenience. All content featured on the Web site is free to anyone with access to the Internet. A growing percentage of content on the site is dedicated to online research of general business news and information. The site allows the use of banner ads for the purpose of generating revenues from advertisers. Unlike some sites that allow ad banners, the number of banners per page is limited to just two banners. Each banner is interactive and employs a direct link to the advertiser's site so the user could obtain more information about a product or to purchase the product. Registrant receives a fee or commission each time a user accesses an advertiser's ad or purchase a product. The Company does not carry inventory or sell its own products at this time.

Inside the bib.net Web site

The Web site is a growing network of sites that provides hyperlinks to business related content on the Internet for the purpose of research and general business news and information retrieval. The ability to produce and distribute content to a Worldwide audience without the associated costs of traditional news agencies and publishers, along with the ability to shift directions of the site to take advantage of new technology and industry trends through the control of content origination and structural development is one of the Company's most important strategic assets.

The business model is broad enough to provide areas of interest for a variety of users of the Company's Web site. The site maintains approximately 10,000 active pages, including archives, and approximately 600 links to advertisers and related sites. The average amount of space available to generate advertising revenues and e-commerce transactions is 10% of the total area of each page, with the remaining 90% devoted to original and syndicated content.

The Market

The Internet is becoming one of the most important mediums for global communication and business. Industry analysts estimate that the number of Internet users worldwide will increase to 319.8 million in 2002 from 68.7 million in 1998. The dramatic increase in Internet use provides a tremendous opportunity for both online advertising and e-commerce which industry experts believe will realize significant revenue growth in the near future.

The Company's Web site collects e-mail addresses from readers interested in receiving information updates or commenting on a particular article featured on the site. Management believes these readers will have a higher than average usage of the products and services that are available on the site. This "core reader" base will be contacted periodically to announce new site developments and features, and it is expected to contribute significantly to the Company's ability to increase advertising rates and e-commerce revenues. Web site usage reports are generated on demand from Sitehosting.net, an Internet presence host and auditing company based in Palo Alto, California. The software used to generate these reports tracks all activity of the Web site including real-time up to the minute reports everyday.

OUR NETWORK OF SITES

The Company's network of subject-specific Web sites includes the following:
"bFinancial" (formerly "Wall Street Virtual") provides stock market commentary and corporate coverage. This site has several mini-sites of its own, including The Online Investor, The Online Broker Guide, and Market Guide, which are in the process of being continually adding content.

"bNews" provides brief news clips from around the nation on business and is updated once or twice weekly.

"Headline News" provides news of national interests updated dynamically on a regularly basis and is syndicated by the Registrant's affiliate: Isyndicate.com.

"Special Reports" provides in-depth editorial and/or hard news coverage of a major business topic (past issues have included reports on Dow 10,000, Viagra, and the SUV safety issue).

"bProfiles" provides information regarding industry, people, and places. When this area is complete (it's now operational on a limited basis), a user will be able to research any name, industry, company, or location via search engine without having to leave the site for relative information.

"bSportz News" provides brief coverage and commentary of sports events of national interest.

The following Web sites are currently under development by the Company, and the Company expects to make these sites fully operational by November 1, 2000.

"bMarketspace.com": an e-commerce site designed to showcase upscale merchants' merchandise at discount prices. This site is currently in beta, operating on a limited basis and is located within the www.bib.net main page.

"bClassifieds.com": a consumer to consumer classified listing service that allows sellers to market their product to a large number of potential purchasers without cost. If a purchase is consummated, payment is made to the Registrant. Registrant receives a commission from the sale and forwards the proceeds of the sale to the Seller, after verifying that the purchaser has received the product. This site is currently in beta and is available at the main site.

"bMortgage.com" (houzeMony.com): a new type of residential clearinghouse service that matches borrowers with lenders. The site will allow borrowers to receive reduced rate mortgages, because the lender will is not required to pay loan origination fees. Instead the Company will be paid an advertising fee. This site is in beta and is available at the site.

"bNewstand.com": a site designed to allow visitors to subscribe to popular magazines at a discount price]. This site is in beta and is available at the site.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Prior to the merger of American Realty Management Services Corporation with bib.net Corporation in January, 1999 the Company had no operations and no income. Accordingly, the Registrant did not have revenues in each of its last two fiscal years.

Plan of Operation

The Company intends to obtain funds in one or more private placements or through public markets to finance its continued operations and to acquired other Internet businesses, or, in some cases use its common stock as currency. The Company's proposed business is "High Risk" because the Internet industry and specifically the online information business model is not proven. Consequently, the Company's potential success is heavily dependent on the Company's management, which will have virtually unlimited discretion in operating the business. There can be no assurance that the Company's strategy will work as according to plans. There can be no assurance that the Company will be able to raise any funds in a private placement or the public markets.

Upon a successful completion of raising funds to properly capitalize its operations, the Company will enact a plan of action that calls for the hiring of extra staff and employees. The roles filled by this hiring will be deployed in the following manner: 1. Programmers and engineers for Web administration and architecture. 2. Data researchers, editors and writers for continued content development and support. So far to date, the Company has a very small staff and support group.

Web site Modifications and Marketing

The Company is currently in the process of remodeling its web-site to provide additional content and to provide more attractive opportunities for advertising. The Company is aggressively seeking additional advertising revenues, and currently uses the services of an outside ad agency (Valueclick.com) which under contract to the Company, a host of advertising clients.

The Company's advertising program is administered by valueclick.com, an online advertising agency that obtains advertisers on behalf of bib.net. Under typical contracts with advertisers, the Company receives 17 cents each time a visitor clicks on each banner ad located on the site.

Banner ads currently include the following: Autoweb.com, Amazon.com, CNN Sports Illustrated, News.com, uBid.com, HealthCentral.com, Microsoft's Hotmail.com, Hoovers.com, 3Com and a host of small e-commerce companies. The Company also has e-commerce partnership agreements with Secure Tax (now Intuit), BarnesandNoble.com, and Reel.com. Under these arrangements, the Company makes available links on its Web site for the products and services of its e-commerce partners. If a visitor accesses the links they are given information about the product and an opportunity to buy it. When the visitor purchases such a product the Company receives a commission for the sale of 7% to 15% of the product's purchase price.

The Company plans to provide online classified ads by means of a negotiated auction format. Under this format the seller places an ad on the site and persons interested in purchasing the product can enter into on-line negotiations with the seller. The Company receives a commission of 7% to 15% of the purchase price of the products sold through this classified ad service. In order to assure the satisfaction of the buyer and the seller, the Company will act as a clearinghouse for the sale. The Company receives the purchase price from the buyer and it only releases the proceeds to the seller after the buyer acknowledges receipt of the product. This acts as a quality assurance mechanism and it provides security that the Company's commission will be paid.

The Company believes it can generate additional revenues through e-mail advertising services. Generally these fees are generated by e-mail addresses left by subscribers to its news update service. The Company sends e-mail notices and news articles to these subscribers and these notices have advertisements embedded in them. If a subscriber purchases a product through these ads the Company earns a commission on that sale.

Marketing Strategy

The objective of the Company is to increase its overall market share within the business content segment of site aggregators on the World Wide Web. The goal is to enhance the Company's brand name through targeted and aggressive marketing and public relations campaigns. Building brand name recognition in a new industry. Within the next one to three years the Company intends to maximize its original content production capabilities to enhance its appeal to the online business content consumer. This includes, but is not limited to the following demographics: students, business to business research, and individuals.
Distribution

Management's strategy of syndicating its original content creates an intellectual property product for distribution to the Company's growing network of existing web publishers, newspapers, television stations, search engines, ISPs and popular web sites. The Registrant plans to license its articles produced by "Virtual Reporters" to hundreds of web sites on the Internet seeking timely and engaging material for their viewers.

Risks of Distribution

The risks of distributing the Company's product to other entities were taken into consideration. The Company face the risks of having its products copied and not credit to the Company as the source of such materials.

Since the Company's content is free to the public, this strategy poses little risk, management believes this strategy allows the Company to expand its image (brand) without cost.

Audience

Of the estimated 100 million people who access the World Wide Web daily, 55 percent do so to gather news and/or business information. According to a survey conducted by IntelliQuest Research, in the U.S. alone, Web users are growing at a rate of 20% a year, approximately 75-105 million Americans use the Internet on a daily basis, 45% of these users are adult males, and over 55% of those users are non-students. With the growth of entrepreneurs and home-based businesses and with small business start-ups increasing at a rate of 32% a year, Registrant believes its chosen market niche has substantial growth potential for the future.
Competition

The Company's competition consists of Internet news providers and specifically Internet business news providers. Many of these competitors, such as CNN, have much greater resources and name recognition than the Registrant. However, Registrant believes its approach is much more palatable to the typical Internet business-oriented user, because the Company does not overload its Web pages with advertising materials, like most online content providers. Instead, the Company spreads its marketing campaigns throughout its site, and it only runs two banner ads per page.

Research and Development

The Company is constantly modifying and refining its site. In addition, Due to the nature and newness of the Internet industry, the Company maintains an ongoing focus to find new methods of attracting visitors and generating revenues from its Web site.

Subsidiaries and Minority Interests
religiousmatters.com

In May, 1999, the Company acquired closely held religiousmatters.com (www.religiousmatters.com)(a development stage company) in exchange for 1,000,000 shares of its common stock. The stock for the purchase of religiousmatters.com will not be issued until March, 2000 although the Company could decide to issue these shares earlier. Religiousmatters.com is a development stage online retailer of books by and about worldwide religions. The company has no revenue to date, but has a good concept that is a first on the Internet. The Company retained Mark C. Duncan, religiousmatters.com's founder as Vice President of Marketing for the Company. The purchase amount is considered fair because it includes total future compensation for Mark Duncan which is within the 1,000,000 shares allotted for the purchase.
Strategic Alliances & Partnerships

The Company plans to seek strategic alliances with companies whose products or services are compatible with what the Company offers. The Company's current alliances include FlashMail.net (e-mail provider), Beyond.com (online seller of software), Cdnow (music retailer), and Barnesandnoble.com (book retailer). These services rank among the top ten most widely used services on the Internet. The Company's alliances with these companies provides them with another outlet for sales, and in turn the Company will receive commissions from sales generated by its Web site.

The Company plans to grow through the development or acquisition of new media properties. As discussed above, the Company has a number of affiliates which it believes will provide opportunities to obtain additional revenues over the next 12 months; however, the Company plans to continue to seek additional partners in order to increase its sources of revenue. The Company seeks partnerships through direct solicitation by its business development manager with companies it believes has a strategic need for its services. In the Internet community, competition increases steadily and there could be no guaranty that such partnerships would work out as planned.

Plant Equipment and Y2K Concerns

During the past twelve months the Company has purchased 4 new Web servers and other equipment related to the operation of its Web site. All computer hardware and software are Y2K compliant according to the original equipment manufacturer's warranties and the Company has not experienced any problems relating to Year 2000 concerns. The cost of this equipment and any additional equipment will be financed by personal grants from management and officers of the Company without the issuance of additional shares of common stock.
Year 2000 Risks and Compliance
------------------------------

Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. The Company uses software, computer technology and other services developed and provided by third party suppliers that may fail due to the year 2000 phenomenon. For example, the Company is dependent on the financial institutions involved in processing customers' credit card payments for the Internet services and a third party that hosts the Company's services.

The Company has identified three categories of computer systems which may be affected by the Year 2000 issue:

1.            Internal Systems. The Company owns and operates computer
              hardware on which is loaded licensed software from major
              software providers. The Company uses these computers and
              software programs for some accounting functions, office
              administration functions, word processing functions and
              internal and external e-mail.

2.            Third party Providers of Computer Systems. The Company
              relies on various third party providers of computer
              hardware and software which third parties provide
              critical services to the Company including, product
              supply, product distribution, credit card processing,
              website hosting, long distance Internet connectivity,
              e-mail providers, and substantially all other systems
              used by the Company in respect of the operation of the
              Website.

3.            The General Infrastructure. This category includes
              the integrity and stability of the Internet in
              providing the Company's services, the computer systems
              of financial institutions and services used by customers,
              the utility companies used by the Company and the
              customers.

In respect of number 1 above, the Company has assessed the year 2000 readiness of its internal systems. All hardware and software used internally have been purchased within the previous six months and were purchased from reputable vendors with assurances therefrom that all such items, alone and in combination with each other are Year 2000 compliant. Based upon these assurances, the Company has neither incurred any expenses in relation to this assessment nor has it developed a remediation plan because it believes that it is not necessary.

Employees

The Company currently has full time employees and part-time employees. In addition, the Company employs 5 (five) "virtual reporters" (see Item 1.) (freelance writers) and other employees who are paid for work performed. It is expected that the number of employees during the next twelve months will increase to [10] full-time and [14] part-time employees. These employees will be obtained to assist the Company in its Web administration and in its sales and marketing.

A exhibit contract for "Virtual Reporters" is included. See Exhibits.

ITEM 3. DESCRIPTION OF PROPERTY

The Company's principal mailing address and annual shareholders'meeting is located in a [12] story executive office building located in Duluth, a suburb of Atlanta, Georgia. The Company's production facility is located in a 1,500 square feet of leased office space located in Buckhead, Georgia, a suburb of Atlanta, Ga.. The Company's current office space arrangement is adequate enough for present operations. Should the need for expansion of its offices are required, the Company believes that suitable additional or alternative space will be available at that time on commercially reasonable terms.

The amount of rental payment for the use of both offices are subject to change each month based on usage of additional services provided by the landlord. The base rental payment is $555.77 per month.

The Company currently carries no form of outside insurance for its office space in case of emergency.

The Company currently owns no real estate or real estate investments and has no plans to acquire any real estate investments or real estate in the future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of September 30, 1999 (i) by each person who is known by the Registrant to own beneficially more than 5% of the Registrant's common stock, (ii) by each of the executive officers named in the tables under "Executive Compensation" in Item 6 of this Form and by each of the Registrant's directors, and (iii) by all executive officers and directors as a group. Currently, there are 26 stockholders of the Registrant, four 4 of whom are also directors and executive officers. Except as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by each stockholder.

Name and Address of Title of Amount and Nature of Percent Beneficial Owner Class Beneficial Ownership of Class Rodney D. Sailor* Common 10,000,000 89% 2810 Wesley Plantation Drive Duluth, Georgia 30096 Terry J. Sailor Common 20,000 0.0017% 2810 Wesley Plantation Drive Duluth, Georgia 30096 Oscar E. Carter, III Common 250 0.000% 82 Timothy Lane Lilburn, Georgia 30047 James William Quinlan, IV Common 15,000 0.0013% 2905 Willow Green Court Roswell, Georgia 30076 Executive Officers and Directors Common 10,035,250 89.55% as a group (5 persons) Institutions ownership as a group Owns Common 1,170,750 10.45%
*ALL SHARES ARE COMMON STOCK

*These shares are owned by the RTT Family Trust. Mr. Sailor is the Trustee and a beneficial owner of the Trust, Mr. Sailor's wife and daughter are also beneficial owners of the trust assets.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Executive officers, directors and key employees of the Company and their age, as of the date of this Registration Statement, along with their business experience for at least the past five years, are as follows:

Year in Which Directorship Name Age Position Commenced Rodney D. Sailor 41 President/Director 1999 Terry J. Sailor 38 Secretary/Director 1999 Oscar E. Carter, III 54 Director 1999 James William Quinlan, IV 41 Counsel/Director 1999 Andre L. Patterson 32 CFO/Director 1999

Rodney D. Sailor
Mr. Sailor has been Chairman of the Board, President and CEO of the Company since January, 1995 to the present, and his present term runs through January, 2001. From 1990 to 1994 Mr. Sailor was employed as a registered representative by Josepthal, Lyon & Ross, Inc., a registered broker-dealer and member of the New York Stock Exchange. In late 1994 Mr. Sailor was employed for a short time as a registered representative for Barron Chase Securities, a registered broker-dealer. From 1995 to the present Mr. Sailor has been self-employed as an entrepreneur with various business interests. Mr. Sailor attended Hartnell College in Salinas, California from 1983 to 1985, where he majored in engineering. In 1988 Mr. Sailor received a Bachelors degree in broadcast journalism from Elkin's Institute of Technology, Atlanta, Georgia. On February 13, 1999 the National Association of Securities Dealers, Inc. censored Mr. Sailor, barred him from associating with an NASD member and fined him $70,000, based on allegations of unauthorized transactions and failing to respond to NASD requests for information. Mr. Sailor is currently in the process of appealing this decision.

Terry J. Sailor
Ms. Sailor has been a member of the Board of Directors and Secretary of the Company since January, 1999 and her current term runs through January, 2001. From 1995 to 1997 Ms. Sailor was a loan processor with Southern Atlanta Financial Services, Inc., an Atlanta, Georgia residential mortgage lender. From 1997 to February, 1999 Ms. Sailor was a loan process manager for NCS Mortgage Services, an Atlanta, Georgia based mortgage lender. Ms. Sailor attended Monterey Peninsula College in Monterey, California from 1981 to 1983, where she majored in accounting. Ms. Sailor is the wife of Rodney D. Sailor, President and Chairman of the Board of the Company.

Oscar E. Carter, III
Mr. Carter has been a Director of the Company since January, 1999 and his current term runs through January 2001. From 1983 to 1997 Mr. Carter was Vice President of Coastal Ford, Inc., an automobile dealership located in Mobile, Alabama. From 1970 to the present Mr. Carter has been an Executive Director of the Dr. O.E. Carter, Jr. Memorial Rehabilitation Center Inc., a drug treatment and rehabilitation center located in Atlanta, Georgia. Mr. Carter received his Bachelor of Science degree in Business Administration from Southern University, in New Orleans, Louisiana.

James William Quinlan, IV
Mr. Quinlan has been the Attorney and Director of the Company since January, 1999 and his current term runs through January, 2001. Mr. Quinlan is an attorney licensed to practice law in Georgia and from 1994 to 1996, he practiced with the Siler Law Firm, P.C. located in Atlanta, Georgia. From 1996 to the present, Mr. Quinlan has practiced at The Quinlan Advocates Law Firm, located in Atlanta, Georgia. The Quinlan Advocated Law Firm currently provides legal services for the Company. Mr. Quinlan received his Bachelor of Science degree in Accounting from the University of Auburn in 1979, and he received a Juris Doctorate degree from the University of Georgia School of Law in 1982.

Andre l. Patterson
Mr. Patterson has been Chief Financial Officer and a Director of the Company since January, 1999 [and his current term runs through January, 2001. From 1998 to 1999 Mr. Patterson was a Senior Account Executive for Preferred Securities Group, Inc., an investment banking firm located in Atlanta, Georgia. From 1996 to 1997 Mr. Patterson was a Senior Account Executive for VTR Capital, Inc., an investment banking firm located in Atlanta, Georgia. From 1995 to 1996 Mr. Patterson was a Senior Associate Director for the Malachi Group, Inc., an Atlanta, Georgia investment banking firm. From 1994 to 1995 Mr. Patterson was an account Executive for Baron Chase Securities, An investment firm in Atlanta, Ga.. Mr. Patterson received a Bachelor of Arts degree in Business Administration from Morehouse College in 1989.
Committee

The Company currently has no committees of its Board of Directors, and none are expected to be developed at this time. When the Company establishes committees it expects to establish both an audit committee and a compensation committee.

Once created, the audit committee will be responsible for making recommendations to the Board of Directors regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by the Registrant's independent accountants and reviewing and evaluating the Registrant's audit and control functions.

The compensation committee will make recommendations regarding salaries and incentive compensation for employees and consultants of the Company.

The Board of Directors may also create other committees, including an executive committee and a nominating committee.

ITEM 6. EXECUTIVE COMPENSATION

The following summary compensation table sets forth the compensation the Registrant expects to pay during the fiscal year 2000 to the Registrant's most highly compensated executive officers. As discussed in Item 1 above, the Registrant had no operations and therefore it paid no salaries prior to the merger with bib.net on January 12, 1999. The table below sets forth expected compensation information for employees expected to receive more that $100,000 in compensation during fiscal year 2000.

Summary Compensation Table for Fiscal Year 101 [2000
Expected]  Annual Compensation

Name and    Other Annual   Stock Options
Principal Position Salary   Compensation    Awarded

Rodney D. Sailor
Chief Executive         $100,000    [None]     [None]
Officer

Mr. Sailor does not currently hold any options to purchase additional common stock. No compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year is being paid during 1990 to Mr. Sailor or any other officer of the Company pursuant to a long-term incentive plan. The Company does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service.

None of the officers of Company have entered into employment contracts with Company covering employment compensation terms other than current salaries and standard employee benefits.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 1998, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which Registrant was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the Common stock of Registrant had or will have a direct or indirect material interest.

ITEM 8. DESCRIPTION OF SECURITIES
Common Stock

The authorized capital stock of Registrant consists of 50,000,000 shares of a single class of Common Stock with a par value of $0.001 per share. As of December 31, 1999, there were 11,206,000 shares of Common Stock outstanding and held of record by [26] stockholders. The holders of Common Stock are entitled to one vote for each share held of record on each matter voted on a stockholder's meeting and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Registrant, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of any outstanding indebtedness. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer Agent and Registrar
The Transfer Agent and Registrar for the Company is Interwest Transfer Co., Inc. located at 1981 East 4800 {113} [South], Suite 100, Salt Lake City, Utah 84117.

PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDERS MATTERS.

The Company's Common Stock is currently traded under the symbol BIBN. The stock was previously traded on the over-the-counter bulletin board, however, it was removed from the OTC Bulletin Board under new NASD rules requiring all companies trading on the OTC Bulletin Board to be reporting companies under the Securities Exchange Act of 1934. Currently the Company's stock is traded on the OTC Pink Sheets under the symbol BIBN. It is anticipated that the Company's Common Stock will be traded again on the OTC Bulletin Board immediately following the effective date of this registration. The following table provides the range of high and low bids for the Company's Common Stock for each quarter within the last two fiscal years and for the interim period ending September 30, 1999. For the nine months period prior to the first quarter of 1999, there was no trading market for the Company's shares. The quotations set forth below were obtained from the OTC Bulletin Board and they reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

 Period Ending    High Bid  Low Bid
 March 31, 1997    0   0
 June 30, 1997    0   0
 September 30, 1997   0   0
 December 31, 1997         0   0
 March 31, 1998    0   0
 June 30, 1998    0   0
 September 30, 1998   0   0
 December 30, 1998         0   0
 March 31, 1999    $4.00   $1.50
 June 30, 1999    $2.50   $  .75
 September 30, 1999   $1.75   $  .25

There are [26] holders of [the] Common Stock of [the] Registrant.

No dividends have been paid on the Company's Common Stock and there are no plans for the payment of such dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

Registrant is not a party to any pending litigation and, to the best of its knowledge, no material legal proceeding is contemplated or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Barry L. Friedman has been Registrant's certified public accountants since 1988, which issued an opinion that was modified as to the uncertainty of whether the Registrant would continue as a going concern.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The only shares of the Company's Common Stock that have been sold in the last three years are those made to the officers and directors of the Company, as detailed in Item 4 above. These shares were issued in connection with the January 12, 1999 merger discussed above in Item 1, in exchange for the stock held by the shareholders in the merged company. The merger transaction was a private transaction not involving a public offering and the shares issued in that transaction were issued in reliance on the exemption from registration provided by Section 4 (2) of the Securities Act of 1933.
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Registrant's Articles of Incorporation contain certain provisions that eliminate the personal liability of directors to the fullest extent allowable by Georgia law. The Company's Bylaws also contain provisions indemnifying the Company's directors and officers to the fullest extent permitted by Georgia law. The Bylaws provide further that indem- nification will only by granted after a determination is made that the party to be indemnified has met the standards of conduct set forth in Georgia Business Code 14-2-855.

Insofar as a indemnification to directors and officers of Registrant for liabilities arising under the Securities Act of 1933, as amended, the Company is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

Financial statements of Registrant for the fiscal year ended December 31, 1996, December 31, 1997 and December 31, 1998 were prepared by Barry L. Friedman, P.C., located in Las Vegas, Nevada and the financial statements] for the interim period ending September 30, 1999, were prepared by Registrant, located in Atlanta, Georgia.

PART F/S

PART III

ITEM 1. INDEX TO EXHIBITS
2.1 Articles of Incorporation of Registrant 2.2 Bylaws of Registrant 2.3 Copy Of Lease Agreement 2.4 Copy of financial Statements ( both audited and unaudited) a)] [Consent of Barry L. Friedman, P.C., Certified Public Accountant]

In accordance with Section 12 of the Securities Exchange
Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

       Registrant:

       bib.net Corporation

___________________________   By:  [/s/ Rodney D. Sailor
Date      Rodney D. Sailor, President

BARRY L. FRIEDMAN, P.C.
Certified Public Accountant

1582 TULITA DRIVE    OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123    FAX NO. (702) 896-0278

                           INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS      December 16, 1999
American Realty Management Services Corporation
Altamonte Springs, Florida

I have audited the accompanying Balance Sheets of American Realty
Management Services Corporation, (A Development Stage Company), as of
December 31, 1998, December 31, 1997, and December 31, 1996, and the
related statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1998, December 31, 1997, and
December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Realty
Management Services Corporation, (A Development Stage Company) as of
December 31, 1998, December 31, 1997, and December 31, 1996, and the
results of its operations and cash flows for the three years ended
December 31, 1998, December 31, 1997, and December 31, 1996, in
conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the
Company will continue as a going concern. As discussed in Note #4 to the financial statements, the Company has no established source of revenue.
This raises substantial doubt about its ability to continue as going concern. Management's plan in regard to these matters are also described in Note #4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

_____________________
Barry L. Friedman
Certified Public Accountant

AMERICAN REALTY MANAGEMENT SERVICES CORPORATION
(A Development Stage Company)
December 31, 1998, December 31, 1997, and December 31, 1996

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - History and Organizations of the Company

The Company was organized July 15, 1988, under the laws of the State of Florida as American Realty Management Services Corporation.
The Company currently has no operations and, in accordance with
SFAS #7, is considered a development company.

On August 1, 1988, the Company issued 1,000 shares of it's $1.00 par value common stock for services of $1,000.

On September 16, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from $1.00 par to $0.001.

On September 16, 1998, the Company forward split its common stock
1,000:1, thus increasing the number of outstanding common stock shares from 1,000 shares to 1,000,000 shares.

NOTE 2 - Accounting Policies and Procedures

The Company has not determined its accounting policies and procedures, except as follows:

1. The Company has not determined its accounting policies and procedures, except as follows:

2. Earnings or Loss per share is calculated using the weighted averaged number of common shares outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - Warrants and Options

There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

AMERICAN REALTY MANAGEMENT SERVICES CORPORATION
(A Development Stage Company)
December 31, 1998, December 31, 1997, and December 31, 1996

NOTES TO FINANCIAL STATEMENTS CONTINUED

NOTE 4 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 5 - Related Party Transactions

The Company neither owns or leases any real or personal property.
Office services are provided without charge by an officer.  Such costs are immaterial to the financial statements and accordingly, have not been reflected therein.  The officers and directors of the Company are involved in other business activities any may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the
Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICERS ADVANCES

While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

AMERICAN REALTY MANAGEMENT SERVICES CORPORATION
(A Development Stage Company)

      BALANCE SHEET

         ASSETS
December December December 31, 1998 31, 1998 31, 1998 CURRENT ASSETS $ 0 $ 0 $ 0 TOTAL CURRENT ASSETS $ 0 $ 0 $ 0 OTHER ASSETS $ 0 $ 0 $ 0 TOTAL OTHER ASSETS $ 0 $ 0 $ 0 TOTAL ASSETS $ 0 $ 0 $ 0 ===== ===== =====
The accompanying notes are an integral part of these financial statements

AMERICAN REALTY MANAGEMENT SERVICES CORPORATION
(A Development Stage Company)

                                   BALANCE SHEET

                          LIABILITIES AND STOCKHOLDERS' EQUITY
December December December 31, 1998 31, 1997 31, 1996 CURRENT LIABILITIES officers Advance (Note #6) $ 2,616 $ 0 $ 0 TOTAL CURRENT LIABILITIES $ 2,616 $ 0 $ 0 STOCKHOLDERS' EQUITY (Note #1) Common stock, $1.00 par value Authorized 1,000 shares Issued and outstanding at December 31, 1996-1,000 shares $ 1,000 December 31, 1997-1,000 shares $ 1,000 Common stock, $0.001 par value Authorized 50,000,000 Shares Issued and outstanding at December 31, 1998-1,000,000 shs $ 1,000 Additional paid in Capital 0 0 0 Deficit accumulated during The development stage -3,616 -1,000 -1,000 TOTAL STOCKHOLDERS' EQUITY $ -2,616 $ 0 $ 0 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 0 $ 0 $ 0 ===== ===== =====
The accompanying notes are an integral part of these financial statements

AMERICAN REALTY MANAGEMENT SERVICES CORPORATION
(A Development Stage Company)

                                      STATEMENT OF OPERATIONS
Year Year Year Jul. 15, 1988 Ended Ended Ended (inception) Dec. 31, Dec 31, Dec 31, to Dec. 31, 1998 1997 1996 1998 INCOME Revenue $ 0 $ 0 $ 0 $ 0 EXPENSES General, Selling And Administrative $ 2,616 $ 0 $ 0 $ 3,616 Total Expenses $ 2,616 $ 0 $ 0 $ 3,616 Net Profit/Loss $-2,616 $ 0 $ 0 $ -3,616 ===== ===== ===== ===== Net Profit/Loss (-) Per weighted Share Note #1) $-.0026 $ .0000 $ .0000 $ -.0036 ===== ===== ===== ===== Weighted average Number of common Shares outstanding 1,000,000 1,000,000 1,000,000 1,000,000 ===== ===== ===== =====
                                              24

AMERICAN REALTY MANAGEMENT SERVICES CORPORATION
(A Development Stage Company)

                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Additional Accumu- Common Stock paid-in lated Shares Amount capital Deficit Balance, December 31, 1995 1,000 $ 1,000 $ 0 $ -1,000 Net loss year ended December 31, 1996 _____ ______ _______ 0 Balance, December 31, 1996 1,000 $ 1,000 $ 0 $ -1,000 Net loss year ended December 31, 1997 _____ ______ _______ ________ Balance, December 31, 1997 1,000 $ 1,000 $ 0 $ -1,000 September 16, 1998 Changed par value From $1.00 to $.001 -999 +999 September 16, 1998 Forward stock split 1,000:1 999,000 +999 -999 Net loss year ended December 31, 1998 ______ ______ ______ -2,616 Balance, December 31, 1998 1,000,000 $ 1,000 $ 0 $-3,616 ===== ===== ===== =====

                                            25

AMERICAN REALTY MANAGEMENT SERVICES CORPORATION
(A Development Stage Company)

                                      STATEMENT OF CASH FLOWS
Year Year Year Jul. 15, 1988 Ended Ended Ended (inception) Dec. 31, Dec 31, Dec 31, to Dec. 31, 1998 1997 1996 1998 Cash Flows from Operating Net Loss $ 2,616 $ 0 $ 0 $ 3,616 Adjustment to reconcile net loss to net cash provided by operating activities $ 0 $ 0 $ 0 $ 0 issue common stock for services $ 0 $ 0 $ 0 `$ 0 Changes in assets and Liabilities Officers Advances + 2,616 $ 0 $ 0 $ +2,616 Net cash used in Operations $ 0 $ 0 $ 0 $ 0 Cash Flows from Investments $ 0 $ 0 $ 0 $ 0 Cash Flows from Financing $ 0 $ 0 $ 0 $ 0 Net increase (decrease) In cash $ 0 $ 0 $ 0 $ 0 Cash, beginning of period $ 0 $ 0 $ 0 $ 0 Cash, end of period $ 0 $ 0 $ 0 $ 0 ===== ===== ===== =====

                                                 26

bib.net Corporation
A Development Stage Company

THE FOLLOWING INTERIM FINANCIAL STATEMENTS ARE UNAUDITED

                                 TABLE OF CONTENTS
Page Liabilities/stockholders' Equity 25 Statement/operations 26 Balance sheet 27 Cash Flows 28 Notes to financial Statements 29

                                          27

bib.net Corporation
A Development Stage Company
Unaudited Interim Financials

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Nine months, Nine months, Period ending period ended Sept. 30, 1999 Sept. 30, 1998 CURRENT LIABILITIES: ACCOUNTS PAYABLE 0 PAYROLL TAXES PAYABLE 0 LOANS PAYABLE $ 5,462 0 TOTAL CURRENT LIABILITIES $ 5,462 0 STOCKHOLDERS' EQUITY Common stock, $0.001 par value AUTHORIZED: 50,000,000 And outstanding Sept. 30, 1999 $ 11,206 1,000 ADDITIONAL PAID-IN CAPITAL $ 0 0 Deficit accumulated during Development stage. $ (122,119) $ (2,616) TOTAL STOCKHOLDERS' EQUITY $ (110,913) $ (2,616) TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 37,919 $ 0

                                               28

                                  STATEMENT OF OPERATIONS
Nine Months Nine months Period ending Period ended Sept. 30, 1999 Sept. 30, 1998 INCOME: REVENUE FROM OPERATING ACTIVITIES $ 0 0 Expenses: GENERAL, SELLING & ADMINISTRATIVE OPERATIONS $ 122,119 $2,616 Depreciation $ 2,636 $ 0 TOTAL EXPENSES $ 124,755 $2,616 NET PROFIT (LOSS) $ (124,755 $2,616 NET PROFIT (LOSS) PER WEIGHTED SHARE $ (0.011) $(0.0002) WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING 11,206,000 11,206,000

NOTE: EXPENSES INCLUDES LOAN REPAYMENT OF $2,000 DURING THE MONTH OF APRIL, 1999

                                            29

                                      BALANCE SHEET
Nine months, Nine months, Period ending period ended Sept. 30, 1999 Sept. 30, 1998 BEGINNING BALANCE $ 7,462 $ 0 TOTAL EXPENSES $ 122,119 $2,616 TOTAL CURRENT ASSETS $ 0 $ 0 PROPERTY AND EQUIPMENT Property and equipment Net of accumulated Depreciation: $ 37,919 $ 0 TOTAL ASSETS $ 37,919 $ 0 OTHER ASSETS $ 0 $ 0 TOTAL OTHER ASSETS $ 0 $ 0 TOTAL ASSETS $ 37,919 $ 0

                                   STATEMENT OF CASH FLOWS
Nine months, Nine months Period ending period ended Sept. 30, 1999 Sept. 30, 1998 CASH FLOWS FROM OPERATING ACTIVITIES: NET LOSS $ -124,755 $ -2,616 NET CASH USED IN OPERATING ACTIVITIES $ 0 $ 0 CASH FROM; INVESTING ACTIVITIES Purchase of equipment: $ 37,919 $ 0 FINANCING ACTIVITIES $ 0 $ 0 NET INCREASE (DECREASE) IN CASH $ 0 $ 0 CASH, BEGINNING OF PERIOD $ 7,462 $ 0 CASH, END OF PERIOD $ 0 $ 0

                                            31

Notes to Interim Financial Statements

The appropriate notes to the interim financial statements includes all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading, and in accordance to
Item 310(b) of Regulation S-B.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ significantly from that of the annual
independent audits.

Terms of Merger with American Realty Management

The merger with American Realty on January 12, 1999 was a non-cash transaction and did not invole raising money via public markets and only included the exchange of common stock shares on a one for one basis.

The subsequent merger on June 15, 1999 was legally facilitate the migration of American Realty Management Services Corp. from the state of  Florida  to the state of Georgia, the home state of
bib.net Corporation, the surviving entity.

Acquisition of religiousmatters.com

The acquisition of  religiousmatters.com was not significant under
Item 310(g) of Regulation S-B and the terms used to acquire this company are generally accepted accounting methods. The issuance to of common stock  to Mark Duncan is primarily for his services as
Marketing Vice President for the Company and the domain name of
religiousmatters.com.

Change in Stockholders' Equity

When the Company merged with American Realty Management Services on
January 12, 1999, it assumed control of operations and inherited former sharesholders of that entity. The amount of outstanding common shares in possession of these shareholders totaled 1,000,000 shares of free trading stock.

In addition, the Company issued shares to certain officers and directors for services rendered in the amount of restricted shares of common stock that totaled 10,035,250 shares.

Additionally, the Company issued a total of 170, 750 shares of restricted stock to former consultants, and employees and other professionals for services performed during and before the merger.

The above transactions brought the total shares outstanding to
11,206,000 shares of which 10,206,000 are restricted  under
Reguation Rule 701.

Summary:

As of this filling there were a total of 50,000, 000 shares of common stock authorized. A total of 11,206,000 shares outstanding.

Stock Split

This section covers all stock splits for the Company that occurred in
1998 in accordance to paragraph 54 of SFAS 123 and SAB Topic 4:C.

On August 1, 1988, the Company issued 1,000 shares of it's $1.00 par value common stock for services of $1,000.

On September 16, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares.  The par value was changed from $1.00 par to $0.001.

On September 16, 1998, the Company forward split its common stock
1,000:1, thus increasing the number of outstanding common stock shares from 1,000 shares to 1,000,000 shares.

Fiscal Year

The company's fiscal year ends December 31, 1999.

Item 4. Recent Sales of Unregistered Securities

There have been no sales of unregistered securities to any officer, director, or employees of the Company. For more information on shares held by executives, officers, and directors, refer to Item 4 of this registration.

Office Facility

The Company leases office space through Global WorkPlaces (formerly the Omni Group ). Terms of the leases includes the use of two facilities;  one in Atlanta (Buckhead) Ga., and another in Duluth, Ga..
This arrangements allows the Company to expand as needed with very little notice. The cost for  office rental average $700 per month collectively.
This amount could and is subject to change based on the total usage and other services that the Company may use during a giving.

Property, Equipment and Software

Property and equipment are recorded at cost. Depreciation has been calculated on the accelerated cost recovery method ad rates on five to seven years estimated lives. This depreciation method is designed to expense the cost of the assets over its estimated useful life.

Net Income (Loss) Per Share

The net income (Loss) per share is computed by dividing the net income
(Loss) for the period ended by the weighted average of common shares outstanding for the period.

Revenue Recognition

Revenue is recognized by upon the delivery of payment for such products or services rendered, and the sale or liquidation of certain properties, equipment or other assets.

Funding of Operations

During the period ended September 30, 1999, the Company received advances from certain Directors and Officers for the purpose of general, selling and administrative use.

Intellectual Property

The Company has ownership of certain intellectual properties that is not figured into the financial statements due in part to the newness of the
Internet industry as a commercially viable business model. It is believed by Management that the value of  the Company's intellectual properties could realized over time as industry and governments recognized a standard way of evaluation for Internet intellectual properties.

Loans, repayment of loans

The beginning cash balance was the result of a zero interest loan. Of this amount, $2,000 was payed during the month of April, 1999. At the end of this period, the amount that remains outstanding is $5,462.

                                         33

bib.net Corporation
3885 Crestwood Parkway
Suite 200
Duluth, Ga.  30096
United States
Phone 770-814-0992
Fax 770-814-0973

February 3, 2000

Securities And Exchange Commission
Washington, D.C.  20549

Re:   bib.net Corporation ( the "Company")
 Form 10-SB/A
 File No. 0-27495
 Filed January 31, 1999

Dear Mr. Richard Wulff

 We have complied with your request for additional information regarding the "Company's" filing of Form 10-SB. Outlined are the following corrections were made to the previous filing.

Form 10-SB/A

General

1. We've included city, state, and zip on the cover page.

2. Page numbers are provided on each page.

Item 1. Description of Business

3. The reason(s) for the filing of Form 10-SB is disclosed.

4. The Web address is provided in the second paragraph.

5. The meaning of Virtual reporters are explained where appropriate.

Inside the Web Site

6. The Company's business is conveyed.

Distribution

7. Risks related to the licensing of the Company's news
      articles are stated.

Strategic Alliances & Partnerships

8. Month and year for operation of certain Web sites are disclosed.

Web Site Modifications and Marketing

9. When and how the Company plans to make additional strategic partners are discussed.

Plant and Equipment

10. The source to purchase new equipment is disclosed.

Employees

11. Exhibit of contract for virtual reporters included.

Item 3. Description of  Property

12. Status of property insurance and suitability are disclosed.

13. Amount of office rental space is disclosed.

Plan of  Operation

14. Efforts to raise capital is disclosed.

Item 4. Security Ownership of Certain owners and Management

15. The previous statement was an error, Mr. Sailor owns 10,000,000 shares of common stock that is placed into a family trust for the benefit of  Mr. Sailor and his family.

16. That trust also includes Mr. Sailor's wife and daughter.

Item 5. Directors, Officers, Promoters and Control Persons

17. Biographies for Terry Sailor and Andr‚ Patterson revised.

Accounting Comments

Change of Accountants, Part II Item 3

18. There was no change of accountants. The previous interim financial statements were compiled with the help of a local CPA. The Company's audit for the years 1998, 1997, 1996 was completed by the Accountant of record.
The interim financial reports have been revised by the Company's President and is clearly stated as unaudited.

Part F/S

19. Revised. refer to previous statement, Change of Accountant Part II
      Item 3 above.

New Accountant

20. The Hughes Financial Group is not under contract to the Company.
      (See Above Statement).

General

21. The financial statements regarding the periods in question have been supplied and are included with FORM 10-SB/A.

Interim Financial Statements

22. Interim financial statements have been revised.

23. Interim financial statements have been revised.

24. Interim financial statements have been revised.

25. Interim financial statements have been revised.

26. Interim financial statements have been revised.

27. Interim financial statements have been revised.

28. Interim financial statements have been revised.

29. Interim financial statements have been revised.

30. Interim financial statements have been revised.

31. Interim financial statements have been revised.

Earnings/Loss Per Share

32. Interim Financial statements revised to reflect changes.

33. The Comapny's fiscal year is disclosed in the interim notes of financial statements.

34.  References to 1998 stock  split restated.

General

Part II.

Item 4. Recent Sales of  Unregistered Securities

36. Terms and amount of shares issued to officer and director is noted.

37. Year 2000 disclosures included.

Closing comments

We have completed our revised Filing of FORM 10-SB/A including revised statements to the interim financial statements for your review.

Sincerely,

Rod Sailor